SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: May 13, 2008
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 13, 2008	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

May 13, 2008
Ivanhoe Mines completes sale of controlling stake in Jinshan Gold Mines to China National Gold Group
BEIJING, CHINA — Ivanhoe Mines’ Executive Chairman Robert Friedland announced today that the company has completed the previously announced sale of its 42% control block in China gold producer Jinshan Gold Mines to a wholly-owned subsidiary of China’s national gold-mining conglomerate, China National Gold Group, of Beijing.
Under terms of the agreement, the purchaser has acquired from Ivanhoe Mines:
•	Ivanhoe’s entire holding of 67,520,060 common shares of Jinshan Gold Mines, at a price of C$3.1115 a share; and
•	a Jinshan promissory note of C$7.5 million issued to Ivanhoe Mines, due June 26, 2010, together with accrued interest at 12% from March 31, 2008.
Ivanhoe will retain warrants to purchase up to 1.5 million common shares of Jinshan, each exercisable to purchase one Jinshan common share at C$2.50 at any time up to June 26, 2009.
The aggregate proceeds from the sale received by Ivanhoe Mines are C$217.7 million. Ivanhoe Mines will record a gain on the sale of its interest in Jinshan in the second quarter. Complete details of the transaction can be found in Ivanhoe Mines’ news release of April 10, 2008.
Information contacts
Ivanhoe Mines: Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
Website: www.ivanhoemines.com
Jinshan Gold Mines: Deanna Kress +1.604.609.0598          Website: www.jinshanmines.com
China National Gold Group Corporation: +86.8412.3187          Website: www.chinagoldgroup.com